April 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Berto Acquisition Corp.
Registration Statement on Form S-1
File No. 333-286023

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, and Needham & Company, LLC, as representatives of the underwriters of the offering, hereby join the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on April 29, 2025 at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through April 28, 2025, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated April 17, 2025, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

COHEN & COMPANY CAPITAL MARKETS,

A DIVISION OF J.V.B. FINANCIAL GROUP, LLC

By:	/s/ Jerry Serowik
Name:	Jerry Serowik
Title:	Senior Managing Director; Head of Capital Markets

NEEDHAM & COMPANY, LLC

By:	/s/ William Cass
Name:	William Cass
Title:	Managing Director